Report of Voting Results
(Section 11.3 of National Instrument 51-102 - Continuous Disclosure Obligations)

The following describes the matters voted upon and the outcome of the votes at the annual general meeting of shareholders (the "Meeting") of Metalla Royalty & Streaming Ltd. (the "Company") held on Wednesday, June 26, 2024 at 10:00 a.m. (PST).

Description of the Matter	Outcome of Vote	Votes For	Votes Against / Withheld
1. An ordinary resolution to fix the number of directors to be elected at the Meeting at five.	Passed	40,719,700 (93.46%)	2,848,698 (6.54%)

2. An ordinary resolution to elect each of the five board of directors nominees described in the Company's management information circular dated May 14, 2024 (the "Information Circular") as directors of the Company for the ensuing year or until their successors are duly elected or appointed subject to the provisions of the Business Corporations Act (British Columbia):

Brett Heath	Passed	29,469,948 (94.86%)	1,597,121 (5.14%)
Lawrence Roulston	Passed	28,599,477 (92.06%)	2,467,591 (7.94%)
Alexander Molyneux	Passed	29,321,053 (94.38%)	1,746,015 (5.62%)
James Beeby	Passed	30,040,528 (96.70%)	1,026,540 (3.30%)
Amanda Johnston	Passed	29,995,872 (96.55%)	1,071,195 (3.45%)
3. An ordinary resolution to appoint KPMG LLP, Chartered Accountants, as the Company's auditor for the ensuing year at a remuneration to be approved by the board of directors.	Passed	43,176,306 (99.10%)	392,089 (0.90%)
4. An ordinary resolution to approve the Company's Share Compensation Plan, as more particularly set out in the Information Circular.	Passed	28,909,885 (93.06%)	2,157,183 (6.94%)

Dated at Vancouver, British Columbia, this 27th day of June, 2024.

METALLA ROYALTY AND STREAMING LTD.

By:

            Signed: "Brett Heath"
Name: Brett Heath
Title:    President and Chief Executive Officer